UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 001-10635

NIKE, Inc.

(Full title of the plan)

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

(Name of issuer of the securities held pursuant to the plan)

One Bowerman Drive

Beaverton, Oregon 97005

(Address of the plan and address of issuer’s principal executive offices)

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Financial Statements and Supplemental Schedules

May 31, 2015 and 2014

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Reports of Independent Registered Public Accounting Firms

To the Participants and Administrator of

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

We have audited the accompanying statement of net assets available for benefits of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) as of May 31, 2015 and the related statement of changes in net assets available for benefits for the year ended May 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan at May 31, 2015 and the changes in net assets for the year ended May 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of May 31, 2015, schedule of assets (acquired and disposed of within year) for the year ended May 31, 2015, and schedule of reportable transactions for the year ended May 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Chicago, Illinois

November 18, 2015

To the Participants and Administrator of

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) at May 31, 2014, and the changes in net assets available for benefits for the year ended May 31, 2014, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

November 21, 2014

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Statements of Net Assets Available for Benefits

May 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value
Collective trust funds	$2,227,044,493	$1,975,060,167
NIKE, Inc. Class B common stock	797,649,342	646,689,659
Registered investment companies	125,305,033	106,374,959
Corporate and foreign bonds	—	35,723,314
Interest bearing cash	10,022	1,705,571
Preferred stocks	—	569,520
Common and foreign stocks	—	2,382

Total investments	3,150,008,890	2,766,125,572

Receivables
Employer contributions	60,132,041	50,576,135
Notes receivable from participants	32,808,584	29,612,682
Participant contributions	3,985,837	3,428,578
Accrued interest and dividends	2,198,309	2,662,164
Due from broker for securities sold	391,092	1,138,118

Total receivables	99,515,863	87,417,677

Cash	—	366,761

Total assets	3,249,524,753	2,853,910,010

Liabilities
Due to broker for securities purchased	—	1,097,583
Accrued expenses	210,036	153,393

Total liabilities	210,036	1,250,976

Net assets available for benefits at fair value	3,249,314,717	2,852,659,034
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,852,621)	(1,415,088)

Net assets available for benefits	$3,247,462,096	$2,851,243,946

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended May 31, 2015

Additions
Investment income
Net appreciation in fair value of investments	$312,278,329
Interest and dividends	11,743,598

Total investment income	324,021,927
Less: Investment expenses	(255,693)

Net investment income	323,766,234

Interest income on notes receivable from participants	1,269,941

Contributions
Employer, net of forfeitures	118,542,785
Participant	99,847,300
Rollover	11,995,732

Total contributions	230,385,817

Total additions	555,421,992

Deductions
Benefits paid to participants	(157,448,980)
Administrative expenses	(1,754,862)

Total deductions	(159,203,842)

Net increase	396,218,150
Net assets available for benefits
Beginning of year	2,851,243,946

End of year	$3,247,462,096

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2015 and 2014

1.	Description of the Plan

The following description of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide for the retirement income requirements of and sharing in NIKE, Inc. (the “Company”) profits by eligible employees of the Company and a retirement savings program for the employees of the Company not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Administration of the Plan is performed by the Administrative Subcommittee of the Retirement Committee. The Plan is amended from time to time in order to comply with changes in applicable laws and to make changes in Plan administration.

The Northern Trust Company (“Northern Trust” or the “Trustee”) is the trustee and Aon Hewitt Associates (“Aon Hewitt” or the “Record keeper”) is the record keeper of the Plan’s net assets. Self-directed brokerage account assets are held in the custody of Charles Schwab & Co. Inc. (“Charles Schwab” or the “Custodian”) and are maintained by the Trustee. The Plan’s investment decisions are overseen by the Investment Subcommittee of the Retirement Committee. Members of the Retirement Committee are appointed by the Board of Directors of the Company.

Eligibility

All employees, except those employees who are (1) covered by a collective bargaining agreement, (2) living outside the United States and not covered by the Company expatriate program, (3) working at the Company’s Memphis Apparel Distribution Center, whose employment is established pursuant to the Company’s Seasonal On Call Casual Employee Reserve (“SOCCER”) program, (4) not common-law employees, such as leased employees and individuals designated by NIKE as independent contractors, or (5) residing in Puerto Rico and working at the Puerto Rico facility, become eligible to receive profit sharing contributions on the first day of the Plan fiscal year coinciding with or immediately preceding completion of one year of employment with at least 1,000 hours of service. Employees are eligible to participate in the 401(k) portion of the Plan on the first day of employment.

Contributions

Participants may contribute up to 50% of their pre-tax annual compensation to the Plan, subject to annual individual deferral limitations under the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined by the IRC. Participants may also contribute amounts representing distributions from other qualified defined contribution plans as well as after-tax contributions from their current compensation. Additionally, the Company will match participant pre-tax contributions at a rate of 100% of the first 5% of the participant’s eligible pay that is contributed to their account.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2015 and 2014

Prior to May 13, 2011, the Company match contributions related to the Plan’s 401(k) feature were invested in the NIKE stock fund which is comprised of NIKE, Inc. Class B common stock and a small residual cash balance. As of June 1, 2001, these match contributions became subject to participant self-direction after the initial investment in the company stock fund was made to the Plan. Participants could redeem their shares in the company stock fund and reinvest the cash into other managed funds. As of May 13, 2011, the Company match followed participants’ fund selections and the NIKE stock fund became one of the investment choices. No more than 10% of a participant’s deferral and corresponding match can go into the NIKE stock fund and a participant can only transfer a portion of his or her existing account balance to purchase the NIKE stock fund if the percentage of their account balance invested in the NIKE stock fund is less than or equal to 20%. Transfers out of the NIKE stock fund are permitted at any time.

Under the Plan’s profit sharing features, the Company may make discretionary annual contributions as designated by the Company’s Board of Directors. However, this amount cannot be greater than the amount allowable as a tax deduction under the IRC. The annual contributions will be funded no later than the date the Company’s federal income tax return is filed.

Profit sharing contributions are invested in various fixed income and equity funds similar to those offered under the Plan’s 401(k) features. Investments held by the Plan on behalf of participants related to profit sharing contributions are nonparticipant-directed. In a nonparticipant-directed program, the Investment Subcommittee, under the guidance of investment managers, directs the specific investments held by the Plan. See Note 7 for applicable disclosures. Investments held by the Plan on behalf of participants related to 401(k) contributions are participant-directed. In a participant-directed program, the individual participant selects the investments for his or her individual account.

Participant Accounts

Separate individual 401(k) and profit sharing accounts are maintained for each participant. Each participant’s 401(k) account is credited with the participant’s contributions and rollovers, the Company’s matching contributions, Plan expenses and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options. Participants direct the investment of their contributions into various investment options offered by the Plan.

An eligible profit sharing participant is entitled to an annual allocation of the employer profit sharing contribution and former participant profit sharing forfeitures after restoration of previously forfeited accounts. Employer profit sharing contributions and former participant forfeitures are allocated in the proportion of the participant’s annual compensation to compensation of all participants subject to the IRC Section 415 defined maximum limitations. Participants do not direct the investment of profit sharing contributions.

Profit sharing investment income or losses and Plan expenses are allocated daily based on a ratio of each participant’s profit sharing account balance to the total profit sharing account balances.

The total benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested 401(k) and profit sharing accounts.

Vesting

Participants in the 401(k) portion of the Plan are immediately vested in their elective, rollover, and Company matching contributions, plus actual earnings thereon. The Company contributions into the profit sharing portion of the Plan vest at 25% per year after completing two years of service, and vesting increases 25% for each additional year of service until fully vested after five years. Participants in the profit sharing portion of the Plan become fully vested in the Company’s contributions in the event of total and permanent disability, death, attainment of 65 years of age, or termination of the Plan.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2015 and 2014

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s profit sharing account is forfeited. Profit sharing forfeitures may be used to reduce future employer contributions or be allocated back to active participants at the Company’s discretion. During the year ended May 31, 2015, profit sharing forfeitures of $1,662,421 were used to reduce employer contributions. At May 31, 2015 and 2014, accumulated profit sharing forfeitures totaled $1,814,247 and $1,590,615 respectively.

Notes Receivable From Participants

Participants may borrow a portion of their elective and rollover contributions by applying to the Plan’s record keeper. Participants may borrow from their accounts amounts equal to the lesser of 50% of their vested account balance or $50,000 reduced by the balance of any outstanding loans. The term of the loan repayments ranges up to five years for general purpose loans and up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percentage point. Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefit Payments

On termination of service due to death, disability, hardship, resignation, discharge and retirement, a participant is eligible to receive payments in the amount equal to the value of the participant’s vested interest in his or her account.

Vested benefits are distributed to participants in a lump-sum payment upon termination or are transferred to another qualified account. Participants with vested benefits greater than $1,000 can elect to receive a distribution or leave their balance in the Plan until reaching the age of 65. Participants may apply to the Plan’s recordkeeper to withdraw their voluntary 401(k) contributions in the event the participant is over age 59-1/2, or the participant has a financial hardship as stipulated in the Plan provisions. No withdrawals may be made from the unvested portion of the Company’s profit sharing contributions or earnings thereon.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Company’s Retirement Committee determines the Plan’s valuation policies utilizing information provided by the Trustee and collective trust funds.

Investments held by the Plan are stated at fair value, except for the Morley Stable Value Fund, a collective trust fund that is stated at fair value with an adjustment to contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2015 and 2014

Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of May 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued. At May 31, 2015 and 2014, there were $1,359,155 and $908,293, respectively, payable to participants.

Expenses

Expenses of administering the Plan and those which are directly related to investment transactions are paid out of the assets of the Plan. Certain administrative expenses are paid for by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan offers investments in securities that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities, and thus the net asset value (NAV) of the funds, will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2015 and 2014

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at May 31, 2015:

Participant-directed
NIKE, Inc. Class B Common Stock	$797,649,342
Collective trust funds
NT Collective S&P 500 Equity Index Fund	629,845,122
NT Collective Russell 2000 Equity Index Fund	298,028,090
NT Collective All Country World Ex-US Index Fund	276,159,178
NT Collective Aggregate Bond Index Fund *	238,176,036
Morley Stable Value Fund, at contract value	182,066,145

Nonparticipant-directed
Collective trust funds
NT Collective Russell 3000 Equity Index Fund	242,279,977
NT Collective All Country World Ex-US Investable Market Index Fund	166,064,569

*	The Plan has additional non participant-directed investments in this fund which do not exceed 5% or more of the Plan’s net assets.

The following presents investments that represent 5% or more of the Plan’s net assets at May 31, 2014:

Participant-directed
NIKE, Inc. Class B Common Stock	$646,689,659
Collective trust funds
NT Global Investments Collective Daily S&P 500 Equity Index Fund	536,436,807
NT Global Investments Collective Daily Russell 2000 Equity Index Fund *	260,503,936
NT Collective ACWI ex-US Fund (Lending)	259,587,395
NT Global Investments Collective Daily Aggregate Bond Index Fund *	200,024,349
Morley Stable Value Fund, at contract value	164,147,602

Nonparticipant-directed
Collective trust funds
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund	163,352,118

*	The Plan has additional non participant-directed investments in this fund which do not exceed 5% or more of the Plan’s net assets.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2015 and 2014

During the year ended May 31, 2015, all of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

NIKE, Inc. Class B common stock	$201,161,169
Collective trust funds	124,233,844
Registered investment companies *	(14,743,465)
Corporate and foreign bonds	(1,107,969)
Preferred and common stocks	2,734,750

$312,278,329

*	Included in this total are gains related to the self-directed brokerage accounts of $2,104,341.

4.	Fair Value Measurement

In determining fair value, the Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level l	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted price for similar assets or liabilities in active markets;

•	Quoted price for identical or similar assets or liabilities in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the most conservative level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at May 31, 2015 and 2014.

Common, Preferred and Foreign Stocks: Investments in preferred, common and foreign stocks listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2015 and 2014

Fixed Income Securities: Corporate and foreign bonds and US Treasuries are valued based on market values quoted by dealers who are market makers in these securities, by independent pricing services, or by a methodology approved by Northern Trust. Valuation techniques incorporate available market information and proprietary valuation models, which consider characteristics such as benchmark yield curve, coupon rates, credit spreads, estimated default rates and other features.

Registered Investment Companies: Registered investment companies (or mutual funds) are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Collective trust funds represent investments held in pooled funds. The Plan’s interests in the collective trust funds are valued based on the NAV provided by Northern Trust. The accuracy of the NAV is verified using the audited financial statements of the collective trust funds. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Stable Value Fund: The Plan invests in the Union Bond & Trust Company Morley Stable Value Fund (“Morley Stable Value Fund”), a collective trust fund, which holds fully benefit-responsive investment contracts. This fund can be redeemed daily by participants subject to limitations on noncompeting options. The Morley Stable Value Fund’s trustee reserves the right to delay plan sponsor-initiated redemptions for up to 365 days. The fund primarily holds guaranteed investment contracts and synthetic investment contracts. The fair value of the guaranteed investment contracts is based on current yields of similar instruments with comparable durations taking into account the contract terms including interest reset intervals and the credit rating of the issuer. The fair value of fixed-income securities included in the synthetic investment contracts is determined by quoted market prices and/or using market data for similar instruments in establishing prices, discounted cash flow models, and other pricing models. These models are primarily industry-standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures. The fair value of a wrapper contract provided by a security-backed contract issuer is based on the replacement wrapper fee and the contracted wrapper fee. There are no unfunded commitments to the fund. The Investment Subcommittee reviews the reasonableness of management’s use of the annual Morley Stable Value Fund audited financial statement fair value, adjusted to the Plan’s year-end, to determine the fair value of this fund.

Interest-bearing Cash: These investments are valued at fair value based on quoted market prices.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during the year ending May 31, 2015.

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including employer and employee contributions receivable, cash, accrued income, accrued liabilities and unsettled trades. The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to the short maturity of the instruments.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2015 and 2014

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of May 31, 2015 and 2014:

	Assets at Fair Value at May 31, 2015
	Level l	Level 2	Level 3	Total
Collective trust funds
Equity index funds	$—	$1,612,376,936	$—	$1,612,376,936
Other fixed income funds		391,226,258		391,226,258
Real estate funds		32,661,095		32,661,095
Stable value funds			183,918,766	183,918,766
Other short term investment funds		6,861,438		6,861,438

Total collective trust funds	—	2,043,125,727	183,918,766	2,227,044,493

Common and foreign stocks
Consumer discretionary	797,649,342			797,649,342

Registered investment companies
Equity funds	43,864,297			43,864,297
Bond funds	41,678,260			41,678,260
Commodity funds	34,440,805			34,440,805
Short term funds	4,634,475			4,634,475
Real estate funds	687,196			687,196

Total registered investment companies *	125,305,033	—	—	125,305,033
Interest bearing cash	10,022			10,022

Total assets at fair value	$922,964,397	$2,043,125,727	$183,918,766	$3,150,008,890

*	Included within the total registered investment companies’ of $125,305,033 is $59,620,186 of self-directed brokerage accounts.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2015 and 2014

	Assets at Fair Value at May 31, 2014
	Level l	Level 2	Level 3	Total
Collective trust funds
Equity index funds	$—	$1,425,640,560	$—	$1,425,640,560
Other fixed income funds		341,181,833		341,181,833
Real estate funds		40,145,084		40,145,084
Stable value funds			164,147,602	164,147,602
Other short term investment funds		3,945,088		3,945,088

Total collective trust funds	—	1,810,912,565	164,147,602	1,975,060,167

Common and foreign stocks
Consumer discretionary	646,689,659			646,689,659
Information technology	2,382			2,382

Total common and foreign stocks	646,692,041	—	—	646,692,041

Preferred stocks
Consumer goods	569,520			569,520

Total preferred stocks	569,520	—	—	569,520

Registered investment companies
Commodity funds	49,396,932			49,396,932
Equity funds	42,141,078			42,141,078
Bond funds	10,203,914			10,203,914
Short term funds	4,020,058			4,020,058
Real estate funds	612,977			612,977

Total registered investment companies	106,374,959	—	—	106,374,959
Corporate and foreign bonds		35,723,314		35,723,314
Interest bearing cash	1,705,571			1,705,571

Total assets at fair value	$755,342,091	$1,846,635,879	$164,147,602	$2,766,125,572

*	Included within the total registered investment companies’ of $106,374,959 is $57,114,557 of self-directed brokerage accounts.

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended May 31, 2015:

Morley Stable Value Fund
Balance at beginning of year	$164,147,602

Purchases	79,600,707
Sales	(61,969,930)
Realized gains, net	996,031
Unrealized gains, net	1,144,356

Balance at end of year	$183,918,766

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2015 and 2014

Fair Value of Investments in Entities that Use NAV

The following table summarizes those investments measured at fair value using NAV as a practical expedient as of May 31, 2015 and 2014, respectively.

May 31, 2015

Fund	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

NTGI Collective Short Term Government Fund	$26,084,035	N/A	Daily	Same Day
NT Collective Government STIF	6,861,438	N/A	Daily	Same Day
NT Collective Russell 3000 Equity Index Fund	242,279,977	N/A	Daily	Same Day
NT Collective Aggregate Bond Index Fund	309,639,404	N/A	Daily	Same Day
NT Collective Russell 2000 Equity Index Fund	298,028,090	N/A	Daily	Same Day
NT Collective S&P 500 Equity Index Fund	629,845,122	N/A	Daily	Same Day
NT Collective World Government Bond Index Fund	55,502,819	N/A	Daily	1 Day
NT Collective All Country World Ex-US Index Fund	276,159,178	N/A	Daily	1 Day
NT Collective All Country World Ex-US Investable Market Index Fund	166,064,569	N/A	Daily	1 Day
NT Collective Global Real Estate Index Fund	32,661,095	N/A	Daily	1 Day
Morley Stable Value Fund	183,918,766	N/A	Daily	Same Day
May 31, 2014
Fund	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

NT Collective Government Short Term Investment Fund	$3,987,743	N/A	Daily	Same Day
NT Collective ACWI ex-US Fund (Non-Lending)	78,812,676	N/A	Daily	1 Day
NT Collective Daily Aggregate Bond Index Fund	292,327,018	N/A	Daily	Same Day
NT Collective Daily Russell 2000 Equity Index Fund	299,223,989	N/A	Daily	Same Day
NT Collective S&P 400 Index Fund	41,264,879	N/A	Daily	Same Day
NT Collective Daily S&P 500 Equity Index Fund	699,788,925	N/A	Daily	Same Day
NT Collective World Government Bond Index Fund	48,812,161	N/A	Daily	1 Day
NT Collective ACWI ex-US Fund (Lending)	259,587,395	N/A	Daily	1 Day
NT Collective Developed International Small Cap Index Fund	46,962,695	N/A	Daily	1 Day
NT Collective Global Real Estate Index Fund	40,145,084	N/A	Daily	1 Day
Morley Stable Value Fund	164,147,602	N/A	Daily	Same Day

5.	Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Northern Trust and Charles Schwab. Northern Trust is the trustee of the Plan assets and Charles Schwab is the custodian of selected assets and, therefore, these investments represent exempt party-in-interest transactions.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2015 and 2014

Certain Plan investments are shares of Company common stock. For the year ended May 31, 2015 and 2014, the Plan purchased 257,506 and 135,834 shares of NIKE, Inc. Class B common stock, respectively, at a cost of $10,893,677 and $9,499,193, respectively. For the same years ended, the Plan sold 820,427 and 511,649 shares of NIKE, Inc. Class B common stock, respectively, with proceeds of $49,541,486 and $36,502,288, respectively. At May 31, 2015 and 2014, the Plan held $797,649,342 (7,845,474 shares) and $646,689,659 (8,408,395 shares), respectively, of NIKE, Inc. Class B common stock.

6.	Plan Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan by letter dated December 16, 2013 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Nonparticipant-directed Investments

Information about the net assets at May 31 and the significant components of the changes in net assets for the year ended May 31 relating to the nonparticipant-directed investments is as follows:

	2015	2014
Net assets
Collective trust funds	$600,282,895	$553,862,586
Employer receivable	57,931,594	48,690,673
Registered investment companies	65,684,847	49,260,401
Corporate and foreign bonds	—	35,723,314
Accrued interest and dividends	35	637,919
Cash	—	13,488
Interest bearing cash	—	1,695,548
Common and foreign stocks	—	2,382
Preferred stocks	—	569,520
Due from broker for securities sold	—	882,545
Due to broker for securities purchased	—	(1,097,583)
Accrued expenses	(44,878)	(70,123)

Total net assets	$723,854,493	$690,170,670

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2015 and 2014

Year Ended
May 31, 2015
Changes in net assets
Net appreciation in fair value of investments	$7,004,985
Employer contributions	57,931,594
Interest and dividends	3,076,125
Administrative and investment expenses	(611,912)
Benefits paid to participants	(33,716,969)

$33,683,823

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at May 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$3,247,462,096	$2,851,243,946
Benefits payable	(1,359,155)	(908,293)
Deemed distributions		(626,773)
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	1,852,621	1,415,088

Net assets available for benefits per Form 5500	$3,247,955,562	$2,851,123,968

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 at May 31, 2015:

Net increase in net assets per the financial statements	$396,218,150
Benefits payable at May 31, 2015	(1,359,155)
Benefits payable at May 31, 2014	908,293
Deemed distributions at May 31, 2014	626,773
Adjustment from fair value to contract value for interest in collective trust at May 31, 2015	1,852,621
Adjustment from fair value to contract value for interest in collective trust at May 31, 2014	(1,415,088)

Net increase in net assets per Form 5500	$396,831,594

Supplemental Schedules

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,			Current
	Lessor or Similar Party	Description of Investments	Cost (1)	Value
	Participant directed
	Self-directed Brokerage Accounts	Registered investment company		$59,620,186

	NIKE, Inc., Class B Common Stock	Common stock		797,649,342

*	NT Collective Aggregate Bond Index Fund	Collective trust fund		238,176,036
*	NT Collective All Country World Ex-US Index Fund	Collective trust fund		276,159,178
*	NT Collective Government STIF	Collective trust fund		634,406
*	NT Collective Russell 2000 Equity Index Fund	Collective trust fund		298,028,090
*	NT Collective S&P 500 Equity Index Fund	Collective trust fund		629,845,122
	Morley Stable Value Fund	Collective trust fund		183,918,766

				1,626,761,598

		Interest bearing cash		10,022

		Total participant directed investments		2,484,041,148

	Nonparticipant-directed
	Powershares Exchange-Traded Fund Intl	Registered investment company	26,920,459	24,669,984
	PIMCO Commodities Plus Strategy Fund	Registered investment company	41,117,008	34,389,175
	Vanguard Whitehall Emerging Markets Govt Bond Index Fund	Registered investment company	6,689,117	6,625,688

		Total registered investment company	74,726,584	65,684,847

*	NT Collective Aggregate Bond Index Fund	Collective trust fund	55,569,865	71,463,368
*	NT Collective Global Real Estate Index Fund	Collective trust fund	19,269,849	32,661,095
*	NT Collective Government STIF	Collective trust fund	6,227,032	6,227,032
*	NT Collective All Country World Ex-US Investable Market Index Fund	Collective trust fund	150,156,886	166,064,569
*	NT Collective Russell 3000 Equity Index Fund	Collective trust fund	212,963,241	242,279,977
*	NTGI Collective Short Term Government Fund	Collective trust fund	25,995,141	26,084,035
*	NT Collective World Government Bond Index Fund	Collective trust fund	57,972,699	55,502,819

		Total collective trust funds	528,154,713	600,282,895

		Total nonparticipant-directed investments	$602,881,297	$665,967,742

		Total investments		$3,150,008,890

*	Notes Receivable from Participants	Interest Rate: 4.25% - 9.25%		$32,808,584

*	Party-in-interest.
(1)	Cost information is not required for participant directed assets.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

Year Ended May 31, 2015

(a)	(b)	(c)	(d)
Identity of Issue, Borrower,	Description of	Cost of	Proceeds of
Lessor or Similar Party	Investments	Acquisitions	Dispositions
AIRCASTLE LTD	Corporate Bond	305,250	379,687
ALCOA INC	Corporate Bond	175,000	177,437
ALERE INC	Corporate Bond	78,750	79,125
ALLIANCE DATA SYS	Corporate Bond	400,000	394,684
ANIXTER INC	Corporate Bond	175,250	175,385
ARDAGH PACKAGING	Foreign Bond	306,720	299,032
BONANZA CREEK	Corporate Bond	186,512	354,091
CARE UK HEALTH FRN GTD	Foreign Bond	257,550	221,966
CARRIZO OIL & GAS	Corporate Bond	261,250	257,294
CCO HLDGS LLC / CCO HLDGS CAP CORP	Corporate Bond	176,312	482,844
CLEAR CHANNEL	Corporate Bond	339,000	645,108
DAVITA HEALTHCARE	Corporate Bond	425,000	421,281
EQUINIX INC	Corporate Bond	258,125	386,187
FGI OPER CO LLC	Corporate Bond	49,500	211,331
FORESIGHT ENERGY	Corporate Bond	106,375	470,314
GENCORP INC	Corporate Bond	191,625	367,206
HUGHES SATELLITE	Corporate Bond	195,125	481,115
INFINITY ACQSTN	Corporate Bond	200,000	183,853
INTELSAT JACKSON HLDGS S A	Corporate Bond	96,625	395,883
INTELSAT JACKSON HLDGS S A	Corporate Bond	104,750	107,424
JAGUAR HLDG CO I SR PIK 144A	Corporate Bond	203,000	204,340
KINETIC CONCEPTS INC / KCI USA INC	Corporate Bond	197,312	190,276
MONITCHEM HOLDCO 2 S.A. 144A	Foreign Bond	306,349	310,479
NAT RES	Corporate Bond	183,312	347,153
NATL FINL PARTNERS	Corporate Bond	302,156	280,276
OXFORD FIN LLC	Corporate Bond	106,000	308,453
PVTPL 1011778 B C UNLIMITED LIABILITY	Corporate Bond	297,750	299,820
PVTPL 144A AMSURG CORP SR NT	Corporate Bond	298,875	306,355
PVTPL ACI WORLDWIDE INC SR NT 144A	Corporate Bond	52,625	180,421
PVTPL AECOM SR NT 144A	Corporate Bond	401,687	409,672
PVTPL ANTERO RESOURCES CORP	Corporate Bond	150,750	145,384
PVTPL CANTOR COML REAL ESTATE CO L P / CC R E FIN CORP SR NT	Corporate Bond	80,812	266,037
PVTPL CHS / CMNTY HEALTH SYS INC SR NT	Corporate Bond	312,750	320,743
PVTPL CONSOL ENERGY INC SR NT	Corporate Bond	127,125	270,658
PVTPL DRAWBRIDGE SPL OPPORTUNITIES FD LP/ DRA SR NT	Corporate Bond	174,562	174,204
PVTPL FMG RES AUGUST 2006 PTY LTD SR NT	Corporate Bond	103,500	104,375
PVTPL HUDBAY MINERALS INC SR NT 144A	Corporate Bond	187,250	182,816
PVTPL LEVEL 3 ESCROW II INC SR NT 144A	Corporate Bond	598,250	601,918
PVTPL NAI ENTERTAINMENT HLDING	Corporate Bond	207,000	203,249
PVTPL NORTHERN BLIZZARD RES INC	Corporate Bond	105,000	249,655
PVTPL PETCO ANIMAL SUPPLIES INC SR NT	Corporate Bond	161,062	155,141
PVTPL RSP PERMIAN INC SR NT	Corporate Bond	225,000	223,869
PVTPL SBA COMMUNICATIONS CORP SR NT	Corporate Bond	297,534	289,807
PVTPL STEEL DYNAMICS INC SR NT 144A	Corporate Bond	300,000	307,125
PVTPL VPII ESCR CORP SR NT	Corporate Bond	157,500	156,849
PVTPL WIND ACQUISITION FIN S A SR SECD NT	Corporate Bond	325,000	313,683
PVTPL1 NIELSEN FIN LLC 144A	Corporate Bond	277,344	276,176
REGAL ENTMT GROUP	Corporate Bond	252,875	246,428
REYNOLDS GROUP	Corporate Bond	512,375	518,595
SELECT MED CORP	Corporate Bond	100,750	447,617
SPECTRUM BRANDS INC	Corporate Bond	210,000	210,831
SUMMIT MIDSTREAM	Corporate Bond	325,000	318,241
T-MOBILE USA INC	Corporate Bond	200,100	203,537
T-MOBILE USA INC	Corporate Bond	79,312	358,501
TRUVEN HLTH	Corporate Bond	107,875	486,485
UNITYMEDIA HESSEN GMBH & CO KG / UNITYMEDIA NRW GMBH 144A	Corporate Bond	153,937	154,189
VECTOR GROUP	Corporate Bond	106,250	321,589
WHITEWAVE FOODS CO	Corporate Bond	202,000	204,586
WPX ENERGY INC	Corporate Bond	250,875	242,009

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended May 31, 2015

	(a)	(b)	(c)	(d)	(g)	(h)	(i)
						Current Value
		Description of Asset				of Asset on	Net
		(Include Interest Rate and	Purchase	Selling	Cost of	Transaction	Gain
	Identity of Party Involved	Maturity Case of a Loan)	Price	Price	Asset	Date	(Loss)
	The Northern Trust Company
	Single Transactions
*	NT Collective All Country World Ex-US Investable Market Index Fund	Collective Trust Fund	$159,000,000	$—	$159,000,000	$159,000,000	$—
*	NT Collective International Small Cap Index Fund	Collective Trust Fund		41,864,252	29,681,502	41,864,252	12,182,750
*	NT Collective MSCI ACWI Ex-US Index Fund	Collective Trust Fund		74,609,764	61,483,379	74,609,764	13,126,385
*	NT Collective Russell 2000 Equity Index Fund	Collective Trust Fund		37,899,666	22,586,788	37,899,666	15,312,878
*	NT Collective Russell 3000 Equity Index Fund	Collective Trust Fund	228,537,492		228,537,492	228,537,492	—
*	NT Collective S&P 400 Index Fund	Collective Trust Fund		38,152,333	21,507,627	38,152,333	16,644,706
*	NT Collective S&P 500 Index Fund	Collective Trust Fund		162,684,639	86,016,205	162,684,639	76,668,434
	Series of Transactions
*	NT Collective Aggregate Bond Index Fund	Collective Trust Fund	$20,000,000		$20,000,000	$20,000,000	$—
*	NT Collective Aggregate Bond Index Fund	Collective Trust Fund		43,797,840	34,543,973	43,797,840	9,253,867
*	NT Collective All Country World Ex-US Investable Market Index Fund	Collective Trust Fund	159,000,000		159,000,000	159,000,000	—
*	NT Collective All Country World Ex-US Investable Market Index Fund	Collective Trust Fund		9,308,812	8,578,850	9,308,812	729,962
*	NT Collective International Small Cap Index Fund	Collective Trust Fund	1,153,094		1,153,094	1,153,094	—
*	NT Collective International Small Cap Index Fund	Collective Trust Fund		41,900,860	29,704,475	41,900,860	12,196,385
*	NT Collective MSCI ACWI Ex-US Index Fund	Collective Trust Fund	6,000,000		6,000,000	6,000,000	—
*	NT Collective MSCI ACWI Ex-US Index Fund	Collective Trust Fund		76,652,776	62,942,875	76,652,776	13,709,901
*	NT Collective Russell 2000 Equity Index Fund	Collective Trust Fund	1,200,000		1,200,000	1,200,000	—
*	NT Collective Russell 2000 Equity Index Fund	Collective Trust Fund		37,910,442	22,592,807	37,910,442	15,317,635
*	NT Collective Russell 3000 Equity Index Fund	Collective Trust Fund	228,537,492		228,537,492	228,537,492	—
*	NT Collective Russell 3000 Equity Index Fund	Collective Trust Fund		17,152,414	15,573,908	17,152,414	1,578,506
*	NT Collective S&P 400 Index Fund	Collective Trust Fund	1,000,000		1,000,000	1,000,000	—
*	NT Collective S&P 400 Index Fund	Collective Trust Fund		40,161,251	22,534,693	40,161,251	17,626,558
*	NT Collective S&P 500 Index Fund	Collective Trust Fund	7,500,000		7,500,000	7,500,000	—
*	NT Collective S&P 500 Index Fund	Collective Trust Fund		166,714,686	88,013,167	166,714,686	78,701,519
*	NTGI COLTV Government STIF	Collective Trust Fund	126,090,937		126,090,937	126,090,937	—
*	NTGI COLTV Government STIF	Collective Trust Fund		123,349,601	123,349,601	123,349,601	—

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the NIKE, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NIKE, Inc., 401(k) Savings and Profit Sharing Plan

Date: November 20, 2015	By:	/s/ Kelley Hall
Kelley Hall Chairperson, NIKE, Inc. Retirement Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC Independent Registered Public Accounting Firm

23.2	Consent of PricewaterhouseCoopers LLP Independent Registered Public Accounting Firm